                                                                                -----------------------------
                                                                                           OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION                  -----------------------------
                                  Washington, D.C. 20549                        OMB Number:
                                                                                      Expires:
                                                                                      Estimated average burden
                                        FORM 12b-25                                   hours per response ..... 2.50
                                                                                -----------------------------
                                                                                -----------------------------
                               NOTIFICATION OF LATE FILING                           COMMISSION FILE NUMBER
                                                                                           0-15362
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q and 10-QSB-----------------------------
              |_| Form N-SAR                                                    -----------------------------
                                                                                        CUSIP NUMBER
                                                                                         204 805 501
     For Period Ended: October 31, 1997                                            -----------------------------

     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form  11-K
     [ ] Transition  Report on Form 10-Q
     [ ] Transition  Report on Form N-SAR




     For the Transition Period Ended:

     Read  Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                               COMPUFLIGHT, INC.
                            Full Name of Registrant


                           Former Name if Applicable


                              99 Seaview Boulevard
           Address of Principal Executive Office (Street and Number)


                        Port Washington, New York 11050
                            City, State and Zip Code

                       PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


          |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


          |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Company was unable to file its Annual Report on Form 10-KSB for the fiscal year ended October 31, 1997 within the prescribed time period for the following reason: As indicated in previous Quarterly and Annual Reports, the Company has been awaiting the technical audit of its Scientific Research and Experimental Development Investment Tax Credit claim by Revenue Canada. As of the filing of this Notice, the audit is in progress and anticipated to be completed within the next fifteen days. The Company is awaiting the results of this audit to determine the effect, if any, on earnings and on balance sheet classifications.

                           PART IV--OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

             Fred Skolnik, Esq.             (516)        296-7048
          --------------------------    ------------------------------
                  (Name)                (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).      |X| Yes          |_| No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         |X| Yes          |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company has estimated a net loss for the fiscal year ended October 31, 1997 in a range between approximately $470,000 and approximately $700,000, as compared with net earnings of approximately $150,000 for the fiscal year ended October 31, 1996. The Company cannot better estimate the loss due to the impact of the requirement, if any, to accrue certain additional compensation expense related to an employment agreement currently under renegotiation. In addition, as indicated above, the Company has been awaiting the technical audit of its Scientific Research and Experimental Development Investment Tax Credit claim by Revenue Canada. The estimated net loss above does not give effect to any adjustments that may be necessary as a result of the Revenue Canada tax credit audit.

     Revenue has decreased approximately $781,000, or approximately 22%, between fiscal 1996 and 1997. This decrease is primarily attributable to the inclusion in revenue for the year ended October 31, 1996 of approximately $450,00 from the Harris settlement. Reduced costs and expenses during the fiscal year ended October 31, 1997 were not sufficient to offset the decrease in revenue.


================================================================================

                               COMPUFLIGHT, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date January  30, 1998                          By /s/ Rainer Vietze
                                                -----------------------
                                                Rainer Vietze
                                                Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.